[Letterhead of Gambrell & Stolz LLP Attorneys at Law]

HENRY B. LEVI

DIRECT DIAL: (404)221-6508

E-MAIL: hlevi@gambrell.com

April 26, 2007

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 4561

450 Fifth Street, NW

Securities and Exchange Commission

Washington, D.C. 20549

Re:	American Software, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2006
Form 10-Q for the Quarterly Period Ended July 31, 2006
Form 10-Q for the Quarterly Period Ended October 31, 2006
File No. 000-12456
Response to Letter Dated April 4, 2007

Dear Mr. Krikorian:

On behalf of our client, American Software, Inc. (the “Company”), we are responding to comments received from you with respect to the Company’s Form 10-K for the Fiscal Year ended April 30, 2006. We have included and responded to each of your comments below. All page references refer to pages in the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2006.

Form 10-K for the Fiscal Year Ended April 30, 2006

Notes to the Consolidated Financial Statements

(7) Shareholders’ Equity

Certain Class A and Class B Common Stock Rights, page 91

1.	We have reviewed your response to prior comment number 4 with respect to your application of the two-class method of computing earnings per share (“EPS”), and we have the following additional comments:

Mr. Stephen Krikorian

April 26, 2007

(a) We note that you have historically considered Class A and B common shares as one class for purpose of calculating basic and diluted EPS. Please note that if you have two classes of common stock, basic and diluted EPS data shall be presented for each class of common stock pursuant to paragraph 61(d) of SFAS 128. Since you have two classes of common stock outstanding, you are required to compute EPS using the two-class method. Therefore, your accounting treatment and disclosures for EPS should be revised accordingly. Please clarify how you plan to comply with this guidance.

The Company will on a prospective basis revise its disclosures for all periods presented to comply with paragraph 61 (d) of SFAS 128. The disclosures will be contained within the Company’s 10-K filing for the fiscal year ending April 30, 2007.

(b) It appears that you have historically allocated undistributed earnings on a proportionate basis as you have historically paid the same dividends to both classes. If this is correct, please clarify how you have evaluated the provision in your Articles of Incorporation which requires the Class A common shares to receive a $.05 dividend per share before the Class B common shares receive a dividend when allocating undistributed earnings proportionality. Tell us how you evaluated the impact of Issue 3 of EITF 03-6 in computing EPS for each class of common stock.

Based on its articles of incorporation the Company has two classes of common stock, which have different dividend rights. Class B common shares control the Company’s board of directors, which determines how the earnings of the Company are to be distributed. Additionally, Class B common shares are convertible into Class A common shares at any time on a one-for-one basis.

Per the articles of incorporation, “the Class A Common Shares and the Class B Common Shares shall be identical in all respects and shall have equal rights and privileges, except as otherwise provided in the article. The relative rights, preferences and limitations of the shares of each class are as follows:

Dividends – …No dividend shall be paid during any fiscal year of the Corporation to the holders of Class B Common Shares, unless and until the Corporation shall have paid the holders of Class A Common Shares a dividend of not less than five cents per share during such year, and in addition, unless the Corporation shall also pay the holders of Class A Common Shares a dividend per share at least equal to the dividend per share paid to the holders of the Class B Common Shares during such year...”

Mr. Stephen Krikorian

April 26, 2007

The Company historically has paid the same dividend amount per share to both classes of common stock. Over the past 20 fiscal years, the historical dividend paid has exceeded the $.05 per share floor for Class A common shares. It should be noted that the Company’s articles of incorporation do not contain any contractual participation rights related to the allocation of dividends between the share classes that would cause undistributed earnings to be allocated other than evenly between the two classes of Common Stock. As such, the Company has concluded that undistributed earnings should be allocated evenly, on a per share basis, between the two common stock classes, resulting in the same EPS amount for each (as long as the net earnings equal or exceed $.05 per share of Class A Common Stock).

(c) Disclose on the face of your income statements the EPS data for each class of common stock. If the amounts are the same for both classes, clearly state so on the face of the income statements.

As the Company has determined that the EPS amounts for each class of common stock will be the same, the Company will disclose such on the face of the consolidated statement of operations to be included within the Company’s Form 10-K filing for the fiscal year ending April 30, 2007.

(d) Disclose your EPS computations for each class of common stock pursuant to paragraph 40 of SFAS 128.

For illustration purposes the Company has included the following disclosure pursuant to Paragraph 40 of SFAS 128, which will be included in the Company’s filings on a prospective basis. The amounts contained within the table are based on amounts contained within the Company’s latest Form 10-Q filing for the period ended January 31, 2007.

Earnings Per Common Share

The Company has two classes of common stock of which Class B common shares are convertible into Class A common shares at any time, on a one-for-one basis. Under the Company’s Articles of Incorporation, if dividends are declared, holders of Class A common shares shall receive a $.05 dividend per share prior to the Class B common stock receiving any dividend. Dividends declared equal to or in excess of $.05 are distributed equally between the two share classes of Common Stock. As a result, the Company has computed the earnings per share in compliance with Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings per Share”, which

Mr. Stephen Krikorian

April 26, 2007

requires companies that have multiple classes of equity securities to use the “two-class method” or “if-converted” method in computing earnings per share.

For the Company’s basic earnings per share calculation, the Company uses the “two-class” method. Basic earnings per share are calculated by dividing net earnings attributable to each class of common stock by the weighted average number of shares outstanding. Consequently, all undistributed earnings are allocated evenly between Class A and B common stock in the earnings per share calculation to the extent that earnings equal or exceed $.05 per share.

Diluted earnings per share is calculated similar to basic earnings per share, except that the calculation includes the dilutive effect of the assumed exercise of options issuable under the Company’s stock incentive plans. For the Company’s diluted earnings per share calculation, the Company uses the “if-converted” method. This calculation assumes that all Class B common shares are converted into Class A common shares. As a result, the calculation assumes there are no holders of Class B common shares to participate in undistributed earnings.

The following table sets forth the computation of basic earnings per common share and diluted earnings per common share:

Mr. Stephen Krikorian

April 26, 2007

	Three Months Ended January 31,		Nine Months Ended January 31,

	2007	2006	2007	2006
	(in thousands, except per share data)		(in thousands, except per share data)
Common Shares:
Weighted average common shares outstanding:
Class A Shares	21,466	20,663	21,293	20,592
Class B Shares	3,210	3,425	3,280	3,425

Basic weighted average common shares outstanding	24,676	24,088	24,573	24,017

Dilutive effect of outstanding Class A common stock options outstanding	1,183	1,261	1,120	1,212

Total	25,859	25,349	25,693	25,229

Net earnings allocated :
Class A common stock	$2,182	$1,706	$4,841	$3,276
Class B common stock	$321	$281	$731	$555

	$2,503	$1,987	$5,572	$3,831

Net earnings per common share:
Basic earnings per share:
Class A Shares	$0.10	$0.08	$0.23	$0.16

Class B Shares	$0.10	$0.08	$0.23	$0.16

Diluted earnings per share:
Class A Shares	$0.10	$0.08	$0.22	$0.15

Class B Shares	$—	$—	$—	$—

We trust this response has addressed your concerns. Please do not hesitate to let us know of any additional questions or comments that the staff may have. Thank you.

Sincerely,

/s/ Henry B. Levi

FOR GAMBRELL & STOLZ, LLP

HBL/git

BY8447

cc: James C. Edenfield

Vincent C. Klinges

Herman Moncrief